Exhibit 99.1

DHT Holdings, Inc. fourth quarter 2015 results

HAMILTON, BERMUDA, February 3, 2016 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:

USD mill. (except per share)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	2015	2014
Net Revenue[1]	80.0	74.7	68.1	73.5	47.3	296.3	101.5
EBITDA	59.6	54.8	49.5	51.0	25.6	214.8	40.6
Net Income	32.4[2]	27.5	22.2	23.2	28.5[3]	105.4[2]	12.9[3]
EPS – basic	0.35[2]	0.30	0.24	0.25	0.31	1.13[2]	0.18
EPS – diluted[8]	0.31[2]	0.27	0.22	0.23	0.31	1.04[2]	0.18
Interest bearing debt	662.5	621.9	628.2	654.4	661.3	662.5	661.3
Cash	166.8[4]	158.2	137.1	176.5	166.7	166.8[4]	166.7
Dividend[5]	0.21	0.18	0.15	0.15	0.05	0.69	0.11
Fleet (dwt)[6]	6,556,637	6,709,560	6,709,560	6,709,560	6,709,560	6,556,637	6,709,560
Spot exposure[7]	49.9%	44.4%	46.3%	61.5%	61.4%	50.5%	58.2%
Unscheduled off hire[7]	0.17%	0.18%	0.31%	0.13%	0.15%	0.20%	0.55%
Scheduled off hire[7]	1.50%	0%	0.40%	0%	0%	0.50%	2.4%

Highlights of the quarter:

•	EBITDA for the quarter of $59.6 million. Net income for the quarter of $32.4 million ($0.35 per basic share). Net income includes a loss of $0.8 million related to the sale of the DHT Trader.

•	The Company’s VLCCs operating in the spot market achieved time charter equivalent earnings of $62,200 per day in the fourth quarter of 2015. The Company achieved $58,700 per day for its spot VLCC fleet for the full year 2015 excluding profit sharing under time charter.

•	In accordance with the dividend policy announced on July 22, 2015 the Company will pay a dividend of $0.21 per common share for the quarter payable on February 24, 2016 for shareholders of record as of February 16, 2016.

1Net of voyage expenses.
2Q4 2015 and 2015 includes a loss of $0.8 million related to the sale of the DHT Trader.
3 Includes reversal of prior impairment charges totaling $31.9 million.
4 The cash balance as of December 31, 2015 includes $50 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
5 Per common share.
6 Q4 2015 and 2015 include five newbuildings totaling 1,499,500 dwt to be delivered in 2016.  2014 and Q4 2014 – Q3 2015 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
7 As % of total operating days in period.
8 Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.

•	During the quarter the Company extended at higher rates the time-charters for three of its VLCCs to oil majors. The vessels Samco Europe, Samco Taiga and Samco Redwood have been extended for one, two and two years respectively, at a daily rate of $53,200, $45,000 and $47,300 respectively. In January 2016, the Company entered into a one year time charter for the 1999 built VLCC DHT Phoenix at a rate of $45,000 per day commencing in early March 2016. These extensions and new contract secure 2,165 days of time-charter equivalent earnings at a combined value of about $101 million.

•	On November 23, 2015 and January 4, 2016 the Company took delivery of the first two of its six VLCC newbuildings from Hyundai Heavy Industries (HHI). The vessels are named DHT Jaguar and DHT Leopard and are trading in the spot market. The remaining four newbuildings will be delivered from March to October 2016. The newbuildings are all fully funded and are expected to contribute significantly to the company's earnings power.

•	In December 2015 the Company sold the DHT Trader, a 2000 built Suezmax for $26.5 million. The entire net proceeds were applied to repay debt under the RBS facility and is in support of the company's announced capital allocation policy. The company booked a loss of $0.8 million in the quarter in connection with the sale. The sale is in support of the company's fleet renewal and occurred in a period during which the company took delivery of two VLCC newbuildings.

•	As of December 31, 2015, the Company’s cash balance was $166.8 million. The cash balance includes $50 million relating to the financing for DHT Leopard which was drawn on the Nordea/DNB credit facility on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.

•	As part of the Company’s capital allocation policy announced on July 22, 2015, the Company prepaid $26.8 million of bank debt in October 2015. The $26.8 million consists of $22.9 million remaining outstanding under the DHT Eagle credit facility that had final maturity in May 2016 as well as $3.9 million under the RBS credit facility.

•	After the end of Q4 2015, the company prepaid the credit facility for DHT Hawk and DHT Falcon in its entirety, $42.0 million, as well as a $4.9 million prepayment on the RBS credit facility. In connection with these prepayments the Company will record a non-cash finance expense of $0.9 million in the first quarter of 2016 related to unamortized upfront fees.

•	On February 2, 2016, the Company repurchased $3.0 million of its convertible senior notes due 2019 in the open market at a price of 99% of par.

•	DHT's board of directors has approved the repurchase of up to $50 million of DHT securities. DHT's board of directors and management team believe that DHT’ securities - its common stock and convertible senior notes - currently represent an attractive investment opportunity, and repurchasing such securities will likely constitute a part of the company's capital allocation strategy during 2016. The repurchase program authorizes DHT to purchase its securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program has been authorized through February 2017 and may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance. DHT had approximately 93.2 million shares of common stock outstanding as of February 2, 2016. DHT intends to fund its capital allocation policy (including any repurchase of securities) with future cash flow.

•	The Company has revised the capital allocation policy announced on July 22, 2015 as follows: DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders as quarterly cash dividends. Further, DHT intends to allocate surplus cash flow, after paying such quarterly cash dividends, to delever its balance sheet, to repurchase its own securities, or for general corporate purposes. The extent and allocation will depend on market conditions and other corporate considerations. DHT will apply its updated capital allocation policy starting with the first quarter of 2016.

•	DHT has a fleet of 20 VLCCs (including four VLCCs under construction at HHI to be delivered fairly evenly spread between March and October 2016), one Suezmax and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. Of the 19 vessels in operation, six of the VLCCs, the Suezmax and the two Aframaxes are on fixed rate time charters and 10 VLCCs have spot market exposure. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Fourth Quarter 2015 Financials

We reported shipping revenues for the fourth quarter of 2015 of $94.6 million compared to shipping revenues of $72.9 million in the fourth quarter of 2014. The increase from the 2014 period to the 2015 period was due to a stronger market as well as the delivery of the VLCC DHT Jaguar in November 2015.

Voyage expenses for the fourth quarter of 2015 were $14.7 million, compared to voyage expenses of $25.6 million in the fourth quarter of 2014. The decrease was mainly due to lower bunker cost for the vessels in the spot market.

Vessel operating expenses for the fourth quarter of 2015 were $15.4 million, compared to $14.7 million in the fourth quarter of 2014. The increase was among others due to the delivery of the VLCC DHT Jaguar in November 2015. The operating expenses in the 2015 and the 2014 period include $0.9 million in French Flag component being reimbursable from the respective clients time-chartering the four vessels in question with the reimbursement recorded as part of shipping revenues.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $20.1 million for the fourth quarter 2015, compared to $19.1 million in the fourth quarter of 2014. The increase was mainly due to the delivery of the VLCC DHT Jaguar in November 2015. In connection with the sale of the DHT Trader in December 2015 we booked a loss of $0.8 million.

General & administrative expense (“G&A”) for the fourth quarter 2015 was $5.1 million, consisting of $3.3 million cash and $1.8 million non-cash, compared to $7.0 million in the fourth quarter of 2014.

Net financial expenses for the fourth quarter of 2015 were $6.2 million compared to $9.8 million in the fourth quarter of 2014. The decrease from the 2014 period is due to fair value gain on derivative financial instruments of $2.2 million in Q4 2015 compared to $0.5 million in Q4 2014, a reduction in interest expense of $1.3 million and a reduction in other financial expenses of $0.6 million as the 2014 period included costs relating to the refinancing of the three Samco credit facilities.

We had net income in the fourth quarter of 2015 of $32.4 million, or $0.35 per basic share and $0.31 per diluted share, compared to net income of $28.5 million, or $0.31 per basic share and $0.31 per diluted share in the fourth quarter of 2014. The 2014 period included a reversal of previously recognized impairment charges totaling $31.9 million.

Net cash provided by operating activities for the fourth quarter of 2015 was $53.3 million compared to $17.6 million for the fourth quarter 2014.  The increase is mainly due to higher freight rates in the 2015 period.

Net cash used in investing activities for the fourth quarter of 2015 was $66.9 million comprising $91.7 million related to investment in vessels under construction and $1.8 million related to capital expenditures in connection with a drydocking offset by $26.5 million related to the sale of the DHT Trader. Net cash used in investing activities for the fourth quarter of 2014 was $1.6 million related to vessel capital expenses.

As of December 31, 2015, the Company had paid pre-delivery installments totaling $208.1 million for the five newbuildings not yet delivered.  The remaining pre-delivery payments totaling $28.3 million are due with $18.5 million in the first quarter of 2016 and $9.7 million in the second quarter of 2016. The final payments at delivery of the vessels totaling $237.9 million will be funded with bank debt financing that has been secured.

Net cash provided by financing activities for the fourth quarter of 2015 was $22.2 million comprising $99.4 related to issuance of new debt for two newbuildings offset by $16.7 million related to cash dividend paid and $60.5 million in repayment of long term debt.  The $99.4 million in issuance of new debt includes $50 million related to the DHT Leopard which was delivered on January 4, 2016.  Net cash provided by financing activities for the fourth quarter of 2014 was $16.3 million. In the fourth quarter of 2014 we completed the refinancing of three of four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in the fourth quarter including the repayment related to the refinancing of the three Samco credit facilities amounted to $277.8 million.

We declared a cash dividend of $0.21 per common share for the fourth quarter of 2015 payable on February 24, 2016 for shareholders of record as of February 16, 2016.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2015, we remain in compliance with our financial covenants.

As of December 31, 2015, our cash balance was $166.8 million, compared to $166.7 million as of December 31, 2014. The cash balance as of December 31, 2015 includes $50 million relating to the financing for DHT Leopard which was drawn on the Nordea/DNB credit facility on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.

As of December 31, 2015, we had 92,909,936 shares of our common stock outstanding compared to 92,510,086 as of December 31, 2014.

2015 Financials

We reported shipping revenues for 2015 of $365.1 million compared to shipping revenues of $150.8 million in 2014. The increase was due to a larger fleet including the addition of seven vessels through the Samco acquisition in September 2014 and a stronger market.

Voyage expenses for 2015 were $68.9 million compared to voyage expenses of $49.3 million in 2014. The increase was mainly due an increase in the fleet and more vessels operating in the spot market offset by lower bunkers prices in 2015.

Vessel operating expenses for 2015 were $59.8 million, compared to $42.8 million in 2014. The increase was due to an increase in the fleet. The operating expenses in 2015 and the 2014 include $3.4 million and $1.1 million respectively, in French Flag component being reimbursable from the respective clients time-chartering the four vessels in question with the reimbursement recorded as part of shipping revenues.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $78.7 million for 2015, compared to $45.1 million in 2014. The increase was mainly due to an increase in the fleet. In connection with the sale of the DHT Trader in December 2015 we booked a loss of $0.8 million.

G&A for 2015 was $21.6 million, consisting of $14.2 million cash and $7.4 million non-cash, compared to $18.1 million consisting of $14.9 million cash and $3.2 million non-cash in 2014. G&A for 2015 reflects the addition of the Samco organization from September 2014 and building up DHT’s in-house commercial department.

Net financial expenses for 2015 were $29.9 million compared to $14.4 million in 2014.  The increase is mainly due to an increase in debt related to vessels acquired in September 2014, the issue of the $150 million convertible senior notes in September 2014 and the expense related to previously unamortized upfront fees related to the financing of the Samco Scandinavia that was refinanced in the second quarter of 2015 partly offset by fair value gain on derivative financial instruments of $3.6 million in 2015 compared to $0.5 million in 2014.

We had net income for 2015 of $105.3 million, or $1.13. per basic share and $1.04 per diluted share, compared to net income of $12.9 million, or $0.18 per basic share and $0.18 per diluted share in 2014. Net income for 2014 included a reversal of previously recognized impairment charges totalling $31.9 million.

Net cash provided by operating activities for 2015 was $174.0 million compared to $30.6 million for 2014.  The increase is mainly due to an increase in the fleet and higher freight rates in the 2015 period offset by increases in accounts receivables and reduction in accounts payables in 2015.

Net cash used by investing activities for 2015 was $118.3 million mainly related to pre-delivery installments for VLCC newbuildings ordered totaling $142.6 million offset by $26.5 million related to the sale of DHT Trader. Net cash used by investing activities for 2014 was $551.3 million mainly related to the net investment in Samco of $256.3 million, the acquisition of three VLCCs totaling $148.0 million, pre-delivery installments of $133.9 million related to VLCC newbuildings ordered and capital expenses related to drydockings totaling $8.9 million.

As of December 31, 2015, the Company had paid pre-delivery installments totaling $208.1 million for the five newbuildings not yet delivered.  The remaining predelivery payments totaling $28.3 million are due with $18.5 million in the first quarter of 2016 and $9.7 million in the second quarter of 2016. The final payments at delivery of the vessels totaling $237.9 million will be funded with bank debt financing that has been secured.

Net cash used in financing activities for 2015 was $55.5 million comprising $99.4 in issuance of new debt related to two newbuildings offset by $49.2 million related to cash dividend paid and $105.7 million in repayment of long term debt. The $99.4 million in issuance of new debt includes $50 million related to the DHT Leopard which was delivered on January 4, 2016. Net cash provided by financing activities for 2014 was $561.3 million. In the first quarter of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the third quarter of 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of $144.6 million after placement agent fees and expenses and we issued convertible senior notes generating net proceeds of $145.9 million after placement agent fees and expenses. In the fourth quarter of 2014 we completed the refinancing of three of the four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in 2014 including the repayment related to the refinancing of the three Samco credit facilities amounted to $281.8 million.

As of December 31, 2015, our cash balance was $166.8 million, compared to $166.7 million as of December 31, 2014. The cash balance as of December 31, 2015 includes $50 million relating to the financing for DHT Leopard which was drawn on the Nordea/DNB credit facility on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.

As of December 31, 2015, we had 92,909,936 shares of our common stock outstanding compared to 92,510,086 as of December 31, 2014.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	2015	2014
Reconciliation of Net Revenue and EBITDA

Shipping revenues	94,647	91,962	82,870	95,635	72,853	365,114	150,789
Voyage expenses	(14,678)	(17,224)	(14,787)	(22,175)	(25,570)	(68,864)	(49,333)
Net Revenue	79,969	74,738	68,082	73,460	47,283	296,250	101,455

Vessel operating expenses	(15,351)	(15,386)	(14,038)	(15,020)	(14,712)	(59,795)	(42,761)
General and administrative expenses	(5,065)	(4,569)	(4,538)	(7,435)	(6,968)	(21,607)	(18,062)
EBITDA	59,554	54,783	49,507	51,005	25,603	214,848	40,632

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

DHT will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST on Thursday February 4, 2016 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3388 within the United States, 23162729 within Norway and +44 20 3140 8286 for international callers. The passcode is “DHT”.  The webcast of the conference call including a slide presentation will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 10, 2016.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 1738140# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2015.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	December 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents		$166,775	166,684
Accounts receivable and accrued revenues	9	40,093	28,708
Prepaid expenses		2,540	972
Bunkers, lube oils and consumables		8,844	15,906
Total current assets		$218,251	212,271

Non-current assets
Vessels and time charter contracts	6	$986,597	988,168
Advances for vessels under construction	6	215,401	174,496
Other property, plant and equipment		579	463
Investment in associated company		2,976	2,697
Total non-current assets		$1,205,553	1,165,825

Total assets		$1,423,805	1,378,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$13,935	29,999
Derivative financial liabilities		3,058	3,518
Current portion long term debt	5	32,267	31,961
Deferred shipping revenues		3,575	2,428
Total current liabilities		$52,835	67,906

Non-current liabilities
Long term debt	5	$630,201	629,320
Derivative financial liabilities		2,876	6,019
Total non-current liabilities		$633,077	635,339

Total liabilities		$685,912	703,245

Stockholders' equity
Stock	7.8	$929	925
Additional paid-in capital	7.8	878,236	873,522
Accumulated deficit		(147,945)	(204,011)
Translation differences		(232)	(296)
Other reserves		6,904	4,712
Total stockholders equity		$737,893	674,851

Total liabilities and stockholders' equity		$1,423,805	1,378,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2015	Q4 2014	12 months 2015	12 months 2014
	Note	Oct. 1 - Dec. 31, 2015	Oct. 1 - Dec. 31, 2014	Jan. 1 - Dec. 31, 2015	Jan. 1 - Dec. 31, 2014
Shipping revenues		$94,647	72,853	$365,114	150,789

Operating expenses
Voyage expenses		(14,678)	(25,570)	(68,864)	(49,333)
Vessel operating expenses		(15,351)	(14,712)	(59,795)	(42,761)
Depreciation and amortization	6	(20,099)	(19,078)	(78,698)	(45,124)
Reversal of impairment charges	6	-	31,900	-	31,900
Profit /( loss), sale of vessel	6	(807)	-	(807)	-
General and administrative expense		(5,065)	(6,968)	(21,607)	(18,062)
Total operating expenses		$(55,999)	(34,427)	$(229,771)	(123,381)

Operating income		$38,648	38,426	$135,343	27,408

Share of profit from associated companies		162	76	467	86
Interest income		31	67	141	409
Interest expense		(8,021)	(9,346)	(33,637)	(14,286)
Fair value gain/(loss) on derivative financial instruments		2,151	507	3,603	507
Other financial income/(expenses)		(530)	(1,139)	(487)	(1,150)
Profit/(loss) before tax		$32,442	28,591	$105,430	12,973

Income tax expense		(15)	(115)	(128)	(86)
Net income/(loss) after tax		$32,428	28,475	$105,302	12,887
Attributable to the owners of parent		$32,428	28,475	$105,302	12,887

Basic net income/(loss) per share		0.35	0.31	1.13	0.18
Diluted net income/(loss) per share		0.31	0.31	1.04	0.18

Weighted average number of shares (basic)		92,859,613	92,510,086	92,793,154	73,147,668
Weighted average number of shares (diluted)		112,788,727	92,558,248	112,098,221	73,210,337

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$32,428	28,475	$105,302	12,887

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		(41)	(204)	(41)	(204)
Total		$(41)	(204)	$(41)	(204)
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		112	(220)	64	(296)
Total		$112	(220)	$64	(296)

Other comprehensive income		$71	(424)	$23	(500)

Total comprehensive income for the period		$32,499	28,051	$105,325	12,387

Attributable to the owners of parent		$32,499	28,051	$105,325	12,387

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2015	Q4 2014	12 months 2015	12 months 2014
	Note	Oct. 1 - Dec. 31, 2015	Oct. 1 - Dec. 31, 2014	Jan. 1 - Dec. 31, 2015	Jan. 1 - Dec. 31, 2014

Cash flows from operating activities:
Net income / (loss)		32,428	28,475	105,302	12,887
Items included in net income not affecting cash flows:
Depreciation	6	20,099	19,078	78,698	45,124
Reversal of impairment charges	6	-	(31,900)	-	(31,900)
Amortization of debt issuance costs		1,673	1,271	7,521	1,875
(Profit) / loss, sale of vessel	6	807	-	807	-
Fair value (gain) / loss on derivative financial instruments		(2,151)	(216)	(3,603)	(507)
Compensation related to options and restricted stock		1,567	1,027	6,911	1,597
Share of profit in associated companies		(162)	(76)	(467)	(86)
Unrealized currency translation lossess / (gains)		14	76	97	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	(4,265)	(2,329)	(11,385)	1,536
Prepaid expenses		147	1,792	(1,568)	(742)
Accounts payable and accrued expenses		3,829	(1,119)	(16,560)	7,577
Deferred shipping revenues		385	-	1,147	-
Prepaid charter hire		-	(1,668)	-	156
Bunkers, lube oils and consumables		(1,063)	3,146	7,062	(6,895)
Net cash provided by operating activities		53,306	17,557	173,964	30,622

Cash flows from investing activities:
Investment in vessels		(1,801)	(882)	(1,987)	(157,387)
Investment in vessels under construction		(91,715)	(769)	(142,560)	(137,401)
Sale of vessels		26,500	-	26,500	-
Investment in subsidiary, net cash	4	-	-	-	(256,332)
Investment in associated company	4	120	107	120	107
Investment in property, plant and equipment		(9)	(35)	(419)	(333)
Net cash used in investing activities		(66,905)	(1,578)	(118,345)	(551,347)

Cash flows from financing activities
Issuance of stock	7,8	-	(254)	-	360,340
Cash dividends paid	8	(16,713)	(1,850)	(49,194)	(6,012)
Issuance of long term debt	5	99,400	295,631	99,400	342,992
Issuance of convertible bonds	7	-	633	-	145,862
Repayment of long-term debt	5	(60,486)	(277,842)	(105,734)	(281,838)
Net cash provided by/(used) in financing activities		22,201	16,317	(55,528)	561,344

Net increase/(decrease) in cash and cash equivalents		8,602	32,296	91	40,619
Cash and cash equivalents at beginning of period		158,172	134,388	166,684	126,065
Cash and cash equivalents at end of period		166,775	166,684	166,775	166,684

Specification of items included in operating activities:
Interest paid		4,661	6,370	26,505	9,907
Interest received		31	104	140	446

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
 IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

	Common Stock			Preferred Stock

			Paid-in			Paid-in
			Additional			Additional	Retained	Translation	Other	Total
Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2014	29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$	$3,118	$284,753
Net income/(loss) after tax							12,887			12,887
Other comprehensive income							(204)	(296)		(500)
Total comprehensive income							12,683	(296)		12,387
Cash dividends declared and paid							(6,012)			(6,012)
Issue of stock	53,376,923	534	359,806		-					360,340
Exchange of preferred stock	9,757,900	98	44,537	(97,579)	(1)	(44,634)				-
Convertible bonds			21,787							21,787
Compensation related to options and restricted stock	334,288	3							1,594	1,597
Balance at December 31, 2014	92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851

	Common Stock			Preferred Stock

			Paid-in			Paid-in
			Additional			Additional	Retained	Translation	Other	Total
Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015	92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax							105,302			105,302
Other comprehensive income							(41)	64		23
Total comprehensive income							105,260	64		105,325
Cash dividends declared and paid							(49,194)			(49,194)
Compensation related to options and restricted stock	399,850	4	4,714						2,192	6,911
Balance at December 31, 2015	92,909,936	$929	$878,236	-	$-	$-	$(147,945)	$(232)	$6,904	$737,893

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2015

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on February 3, 2016 and authorized for issue on February 3, 2016.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2014. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2014 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2015 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements to IFRSs	2010 – 2012 Cycle
Annual Improvements to IFRSs	2011 – 2013 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of December 31, 2015, the Company had 18 vessels in operation; eight vessels were on fixed rate time charters and ten vessels operating in the spot market. For the period from October 1, 2015 to December 31, 2015 five customers represented $13.4 million, $10.7 million, $10.0 million, $9.5 million and $7.5 million, respectively, of the Company’s revenues. For 2015, five customers represented $83.9 million, $39.2 million, $30.7 million, $30.6 million and $25.9 million, respectively, of the Company’s revenues. For the period from October 1, 2014 to December 31, 2014, five customers represented $21.1 million, $14.2 million, $5.3 million, $5.2 million and $4.1 million, respectively, of the Company’s revenues. For 2014, five customers represented $22.2 million, $14.2 million, $13.9 million, $12.9 million and $12.6 million, respectively, of the Company’s revenues.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd. (“Samco”), a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325.2 million of which $317.0 million was paid as initial consideration including $5.0 million that was deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019 completed in September 2014, plus cash on hand, to fund the acquisition.

Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

No goodwill has been identified in the transaction.

During first quarter of 2015 the final purchase price of $324.6 million was agreed and the final consideration of $7.6 million was paid in April 2015.

The transaction included a total of $60.7 million in cash from Samco.

Net cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances aquired	(60,673)
Final consideration paid in cash	7,562
Net cash outflow as per June 30, 2015	263,894

Total consideration	324,567
Additional cash consideration	-

Note 5 – Interest bearing debt
As of December 31, 2015, DHT had interest bearing debt totaling $689.9 (including the $150 million convertible senior notes discussed in Note 7).

Scheduled debt repayments (USD million) and margin above Libor

	Q1	Q2-Q4						Margin
	2016	2016	2017	2018	2019	Thereafter	Total	above Libor
RBS Credit Facility*	-	-	80.5	-		-	80.5	1.75%
DNB - Hawk/Falcon	1.0	3.0	4.0	4.0	30.0	-	42.0	2.50%
Nordea/DNB/DVB syndicate	5.1	15.3	20.4	20.4	240.7	-	281.6	2.50%
Credit Agricole - Samco Scandinavia	1.1	3.4	4.6	4.6	4.6	18.2	36.5	2.19%
Danish Ship Finance - DHT Jaguar	-	2.6	2.6	2.6	2.6	39.0	49.4	2.25%
Nordea/DNB - DHT Leopard**	0.6	1.9	2.5	2.5	2.5	40.0	50.0	2.25%
Convertible Note					150.0	-	150.0
Total	7.9	26.2	114.6	34.1		97.2	689.9
Unamortized upfront fees bank loans							(6.7)
Difference amortized cost/notional amount convertible note							(20.8)
Total interest bearing debt							662.5

*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.
**The $50 million Nordea/DNB credit facility for the financing of the DHT Leopard was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard which took place on January 4, 2016.  The same amount is included on the balance sheet as part of Cash and Cash Equivalents as of December 31, 2015.

RBS – DHT Maritime, Inc.
In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment will at the earliest take place in Q2 2016. As of December 31, 2015 the total outstanding under the RBS credit facility is $80.5 million with final maturity in July 2017. In April 2013 the Company made a prepayment of $25 million and the margin was increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc. In connection with the prepayment of the DHT Phoenix and DHT Eagle credit facilities in June 2015 and October 2015, respectively, we were required to prepay $2.9 million and $3.9 million, respectively, under the RBS facility (a proportionate amount of the RBS facility relative to the Company’s total debt). In connection with the sale of the DHT Trader in December 2015, we repaid $26.0 million under the RBS facility.

DNB – DHT Falcon and DHT Hawk
In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Commencing in June 2015 borrowings bear interest at a rate equal to Libor + 2.50%, down from Libor + 3.25%.  The loan is repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $150 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – six Samco vessels and DHT Condor
In December 2014 we entered into a credit facility totalling $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the financing of Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger expected to be delivered in October 2016.  As of December 31, 2015 the total outstanding under the Credit Agricole credit facility is $36.5 million related to the Samco Scandinavia.  The financing of the Samco Scandinavia is repayable with 34 quarterly installments of $1.1 million each. The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt.

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

DHT Phoenix
In June 2015 we prepaid the total outstanding under the DHT Phoenix credit facility amounting to $17.1 million.

DHT Eagle
In October 2015 we prepaid the total outstanding under the DHT Eagle credit facility amounting to $22.9 million.

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar to be delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $150 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – DHT Leopard
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard to be delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	value adjusted* tangible net worth of $200 million
•	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of December 31, 2015, DHT has six interest rate swaps totaling $184.8 million with maturity ranging from the fourth quarter of 2016 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of December 31, 2015, the fair value of the derivative financial liability related to the swaps amounted to $5.9 million.

As of December 31, 2015, the Company had entered into firm commitments for the debt financing of all six of its newbuildings ordered at HHI, of which the financing for two of the newbuildings had been drawn as of December 31, 2015. The financings, which are drawn at delivery of each of the vessels, equals about 50% of the contract prices with an average margin above Libor of 2.4%.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of December 31, 2015.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2015	$1,303,915	At January 1, 2015	$315,748
Additions	103,742	Depreciation and amortization expense	78,446
Retirement **	(66,077)	Retirement	(39,209)
At December 31, 2015	$1,341,581	At December 31, 2015	$354,984

Carrying Amount
At January 1, 2015	$988,168
At December 31, 2015	$986,597

*Accumulated numbers
**Relates to completed depreciation of subsequent expenditure for Samco Sundarbans and Samco Taiga, completed depreciation of drydocking for DHT Phoenix, sale of DHT Trader and completed amortization of time charter contract for Samco Redwood and Samco Amazon.

The vessel DHT Trader was sold during the fourth quarter of 2015. DHT incurred a loss of $0.8 million on the sale of the vessel.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs, of which one vessel was delivered in November 2015, with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification.
As of December 31, 2015 we have paid pre-delivery installments totaling $208.1 million for the five remaining newbuildings to be delivered in 2016.

Cost of vessels under construction
At January 1, 2015	$174,496
Additions	143,056
Transferred to vessels	(102,151)
At December 31, 2015	$215,401

Carrying Amount
At January 1, 2015	$174,496
At December 31, 2015	$215,401

The following table is a timeline of future expected payments and dates relating to vessels under construction as of December 31, 2015*:

Vessels under construction (USD million)	Dec. 31, 2015	Jan. 1, 2015
Not later than one year	266.2	135.9
Later than one year and not later than three years	0.0	266.2
Later than three years and not later than five years	0.0	0.0
Total	266.2	402.1

*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
Each share of our Series B Participating Preferred Stock that was issued in November 2013 in connection with a private placement was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.7 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $144.6 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million has been classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $7.5627 effective November 13, 2015. Based on the adjusted conversion price the total number of shares to be issued would be 19,834,186.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 8 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at Dec. 31, 2015	92,909,936	-
Shares to be issued assuming conversion of
convertible notes*	24,449,566
Numbers of shares authorized for issue
at Dec. 31, 2015	150,000,000	1,000,000
Par value	$ 0.01	$ 0.01
*assuming the maximum fundamental change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company. The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.   On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment:
Dividend payment as of Dec. 31, 2015:
Payment date:	Total payment	Per common share
November 25, 2015	$ 16.7 million	$0.18
August 20, 2015	$ 13.9 million	$0.15
May 22, 2015	$ 13.9 million	$0.15
February 19, 2015	$ 4.6 million	$0.05
Total payment as of Dec. 31, 2015:	$ 49.2 million	$0.53

Dividend payment as of December 31, 2014:
Payment date:	Total payment	Per common share
November 26, 2014	$ 1.9 million	$0.02
September 17, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of December 31, 2014:	$ 6.0 million	$0.08

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $40.1 million as of December 31, 2015 consists mainly of earned freight not received of $26.0 million and accounts receivable of $13.9 million with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 10 in the 2014 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events
On February 3, 2016 the Board approved a dividend of $0.21 per common share related to the fourth quarter 2015 to be paid on February 24, 2016 for shareholders of record as of February 16, 2016.

The VLCC newbuilding DHT Leopard was delivered from HHI on January 4, 2016.

Subsequent to December 31, 2015, the Company prepaid the credit facility for DHT Hawk and DHT Falcon in its entirety, $42 million, as well as a $4.9 million prepayment on the RBS credit facility. In connection with these prepayments the Company will record a non-cash finance expense of $0.9 million in the first quarter of 2016 related to unamortized upfront fees.

On February 2, 2016, the Company repurchased $3 million of its convertible senior notes due 2019 in the open market at a price of 99% of par.